

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

10x Genomics, Inc.
6230 Stoneridge Mall Road
Pleasanton, California 94588

> **Re: 10x Genomics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.5, 10.6, 10.7 and 10.9**
> **Filed August 19, 2019**
> **File No. 333-233361**

Dear Dr. Saxonov:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Kevin P. Kennedy